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October 22, 2019

Securities and Exchange Commission
Judiciary Plaza
100 F Street, NE
Washington, D.C. 20549
Attention: Anu Dubey, Division of Investment Management

Re:	Virtus Alternative Solutions Trust

File Nos. 333-191940 and 811-22906

Post-Effective Amendment No.40

Dear Ms. Dubey:

Thank you for your telephonic comments on October 3, 2019 regarding the above-referenced post-effective amendment to the registration statement on Form N-1A for Virtus Alternative Solutions Trust (“Registrant”), filed with the Securities and Exchange Commission (the “Commission”) on August 30, 2019. Below, we describe the changes made to the registration statement in response to the Staff’s comments and provide any responses to or any supplemental explanations of such comments, as requested. These changes will be reflected in a subsequent post-effective amendment to be filed under Rule 485(b) on or about the automatic effectiveness of our previous filing on October 29, 2019.

Comment 1.       Page 1, Related Performance Data of the Subadviser heading. Please remove the name of the fund from the heading to avoid any confusion about the performance shown not being related to the fund.

Response 1.       We have made the requested change.

Comment 2.       Page 1, Related Performance Data of the Subadviser, first paragraph. Regarding the statement that the performance table provides the related performance of all actual accounts managed by KAR, if there are any funds or other pooled investment vehicles managed in the same manner, they should also be included in the Composite.

Response 2.       There are no funds or other pooled investment vehicles managed in the same manner as the accounts included in the Composite. We have therefore made no changes to the referenced disclosure.

Comment 3.       Page 1, Related Performance Data of the Subadviser, third paragraph, fourth sentence. Regarding the statement that the returns shown are net of fees, if there were actual sales loads applicable to the accounts included in the Composite, these would need to have been included in the performance calculations.

Response 3.       There are no sales loads applicable to the accounts in the Composite. We have therefore made no changes to the referenced disclosure.

Comment 4.       Page 1, Related Performance Data of the Subadviser. Please confirm in your response letter that the fund has access to the records required by Rule 204-2(a16) under the Investment Advisers Act of 1940, as amended, to substantiate the performance disclosure.

Response 4.       We hereby confirm that the fund has access to the required records.

Securities distributed by VP Distributors, LLC

If you would like to discuss any of these responses in further detail or if you have any questions, please feel free to contact the undersigned at (860) 263-4790. Thank you.

Best regards,

/s/ Jennifer Fromm

Jennifer Fromm

cc: Ann Flood

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